August 19, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549-0306

Attention: Kristin Lochhead,

Reviewing Accountant

Re:	Aura Systems, Inc.

Form 10-K for the year ended February 29, 2008

Filed June 13, 2008

S.E.C. File No. 000-17249

Dear Ms. Lochhead,

This letter sets forth the responses of Aura Systems, Inc. (the “Company”, “we” or “our”) to the comments of the staff of the U. S. Securities and Exchange Commission (the “Commission”) contained in your letter dated July 24, 2009. Our responses set forth below correspond to the comments as numbered in the staff’s letter.

Response to Comment # 1, Liquidity and Capital Resources

This was a typographical error. The reference to the $2.3 million was for a date subsequent to the Fiscal year end. The $1.8 million amount on the balance sheet was the correct amount as of the balance sheet date.

Response to Comment # 2, Cost of Goods

The reserve for inventory obsolescence was reduced for the value of items that were scrapped and had been fully reserved for. Additionally, some items were sold that had a reserve against them, and this also reduced the reserve. The items that are marked down are not written up later. However, if the marked down items are sold, the reserve against them is written off. Future filings will be revised to quantify the impact of any sales of previously impaired products.

BB. Inventory Valuation Allowances

Facts: ARB 43, Chapter 4, Statement 5, specifies that: "[a] departure from the cost basis of pricing the inventory is required when the utility of the goods is no longer as great as its cost. Where there is evidence that the utility of goods, in their disposal in the ordinary course of business, will be less than cost, whether due to physical obsolescence, changes in price levels, or other causes, the difference should be recognized as a loss of the current period. This is generally accomplished by stating such goods at a lower level commonly designated as market."

Footnote 2 to that same chapter indicates that "[i]n the case of goods which have been written down below cost at the close of a fiscal period, such reduced amount is to be considered the cost for subsequent accounting purposes."

Lastly, Opinion 20 provides "inventory obsolescence" as one of the items subject to estimation and changes in estimates under the guidance in paragraphs 10-11 and 31-33 of that Opinion.

Question: Does the write-down of inventory to the lower of cost or market, as required by ARB 43, create a new cost basis for the inventory or may a subsequent change in facts and circumstances allow for restoration of inventory value, not to exceed original historical cost?

Interpretive Response: Based on ARB 43, footnote 2, the staff believes that a write-down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances.

Regulation S-X

6. Inventories. (a) State separately in the balance sheet or in a note thereto, if practicable, the amounts of major classes of inventory such as: (1) Finished goods; (2) inventoried costs relating to long-term contracts or programs (see (d) below and Rule 4–05); (3) work in process (see Rule 4–05); (4) raw materials; and (5) supplies. If the method of calculating a LIFO inventory does not allow for the practical determination of amounts assigned to major classes of inventory, the amounts of those classes may be stated under cost flow assumptions other that LIFO with the excess of such total amount over the aggregate LIFO amount shown as a deduction to arrive at the amount of the LIFO inventory.

(b) The basis of determining the amounts shall be stated.

If cost is used to determine any portion of the inventory amounts, the description of this method shall include the nature of the cost elements included in inventory. Elements of cost include, among other items, retained costs representing the excess of manufacturing or production costs over the amounts charged to cost of sales or delivered or in-process units, initial tooling or other deferred startup costs, or general and administrative costs.

The method by which amounts are removed from inventory (e.g., average cost, first-in, first-out, last-in, first-out, estimated average cost per unit ) shall be described. If the estimated average cost per unit is used as a basis to determine amounts removed from inventory under a total program or similar basis of accounting, the principal assumptions (including, where meaningful, the aggregate number of units expected to be delivered under the program, the number of units delivered to date and the number of units on order) shall be disclosed.

If any general and administrative costs are charged to inventory, state in a note to the financial statements the aggregate amount of the general and administrative costs incurred in each period and the actual or estimated amount remaining in inventory at the date of each balance sheet.

(c) If the LIFO inventory method is used, the excess of replacement or current cost over stated LIFO value shall, if material, be stated parenthetically or in a note to the financial statements.

(d) For purposes of Rules 5–02.3 and 5–02.6, long-term contracts or programs include (1) all contracts or programs for which gross profits are recognized on a percentage-of-completion method of accounting or any variant thereof (e.g., delivered unit, cost to cost, physical completion), and (2) any contracts or programs accounted for on a completed contract basis of accounting where, in either case, the contracts or programs have associated with them material amounts of inventories or unbilled receivables and where such contracts or programs have been or are expected to be performed over a period of more than twelve months. Contracts or programs of shorter duration may also be included, if deemed appropriate.

For all long-term contracts or programs, the following information, if applicable, shall be stated in a note to the financial statements:

(i) The aggregate amount of manufacturing or production costs and any related deferred costs (e.g., initial tooling costs) which exceeds the aggregate estimated cost of all in-process and delivered units on the basis of the estimated average cost of all units expected to be produced under long-term contracts and programs not yet complete, as well as that portion of such amount which would not be absorbed in cost of sales based on existing firm orders at the latest balance sheet date. In addition, if practicable, disclose the amount of deferred costs by type of cost (e.g., initial tooling, deferred production, etc.).

(ii) The aggregate amount representing claims or other similar items subject to uncertainty concerning their determination or ultimate realization, and include a description of the nature and status of the principal items comprising such aggregate amount.

(iii) The amount of progress payments netted against inventory at the date of the balance sheet.

Response to Comment # 3, Inventories

Our AuraGen inventory consists of three main subsystems; the electronic control unit (“ECU”), the generator, and the mounting kits. Additionally, there are ancillary components such as the connector cables and throttle control units.

Of the main subsystems, the only item that is vehicle dependant and subject to obsolescence is the mounting kit. This consists primarily of the mounting bracket, which is designed for a specific engine configuration, and drive belts, which are dependent on the type of pulley used on the vehicle. If a particular engine configuration is no longer manufactured and we have a mounting kit for this engine, the value of the mounting kit is fully reserved for. However, we could utilize this kit if we receive an order for a system that would be installed on an older vehicle that has this engine configuration. At such time as the kit is used, or it is scrapped, the value of this kit is removed from the inventory reserve, and the reserve is reduced.

The only requirement for the generator portion of the system is that it be able to be driven by the engine, either by a belt driven by the engine, or by a power take off unit. The bulk of the generator units in inventory are the older 5kw version, and while most of the units currently sold are the 8.5kw version, the 5kw unit is still ordered for certain applications and does not become obsolete.

The ECU is the control unit that drives all the different systems. While the basic 5kw unit that is held in inventory is approximately ten years old, it can also be modified to become an 8.5kw unit as needed. We have made certain modifications and upgrades to the basic 5kw unit, and the cost to do these modifications on the remaining units in inventory has been reserved for. As these units are modified and sold, the amount that has been reserved for as a modification cost is removed from the reserve.

While there have been substantial technological changes and developments in the automotive industry, none of these changes affects the use-ability of the AuraGen system. As long as the generator can be driven by either a belt connected to the engine pulley, or a power take off unit, the AuraGen system can function as designed. Therefore, the only component of the system that could be rendered obsolete, and unusable, is the mounting bracket, which is fully reserved for when the engine configuration it is designed for goes out of production.

Based on our current sales forecast, we expect to fully utilize the remaining items in inventory over the next three fiscal years.

Response to Comment #4, Inventories

The amount of current inventory was estimated based on an analysis of the orders in hand at the respective dates that were anticipated to be filled within the next twelve month period utilizing parts currently in inventory. As these orders are not steady, consistent, orders, and can frequently change in composition or timing, this analysis was also compared to historical sales of these items to maintain consistency. Future filings will be revised to disclose the basis for the estimate of current inventory.

Response to Comment # 5 Warrants, page 67

The warrants were issued on two separate dates, June 1, and September 26, with these dates used as the measurement date. The warrants were issued upon completion of the consulting services, as called for in the agreement, vested immediately, and were expensed immediately. Future filings will include this information, as relevant.

Response to Comment #6 Notes Payable and Other Liabilities

The convertible notes are convertible into the common stock of the Company at the discretion of the holder. If they are not converted by the holder, they are to be paid in cash at the maturity date. The holder may elect a full or partial conversion at their sole discretion.

***

In accordance with your request, we acknowledge the following:

The adequacy and accuracy of the disclosure in the filing is the responsibility of the Company. The Company acknowledges that staff comments or changes in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also represents that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter please contact me directly. My phone number is 310-643-5300 ext. 171.

Aura Systems, Inc.

/s/ Melvin Gagerman________________

Melvin Gagerman

CEO

[cc to all staff, via facsimile]